                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20547

                                 SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                     FOX STRATEGIC HOUSING INCOME PARTNERS
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                           (Name of Subject Company)

                     FOX STRATEGIC HOUSING INCOME PARTNERS
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                      (Names of Persons Filing Statement)

                           LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                     (CUSIP Number of Class of Securities)

                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     4582 ULSTER STREET PARKWAY, SUITE 1100
                             DENVER, COLORADO 80237
                                 (303) 757-8101
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           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                      and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                         Los Angeles, California 90071
                                 (213) 687-5000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                 SCHEDULE 14D-9

     This Schedule 14D-9 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), to purchase units of limited partnership interest (the "Units") of Fox Strategic Housing Income Partners, a California limited partnership (the "Partnership"), at a price of $157.06 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated November 10, 2003, and in the related Letter of Transmittal, as each may be amended and supplemented from time to time (collectively, the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a) The information set forth under "THE LITIGATION SETTLEMENT
OFFER -- Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference. The Partnership's principal executive officers are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

     (b) This Schedule 14D-9 relates to the units of limited partnership interest of Fox Strategic Housing Income Partners, of which 26,111 units were issued and outstanding as of September 30, 2003.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Schedule 14D-9 is being filed by Fox Strategic Housing Income Partners, a California limited partnership (the "Partnership"), of which the sole general partner is Fox Partners VIII. The Partnership's principal executive officers are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

     (d) The information set forth under "SUMMARY TERM SHEET" and "THE LITIGATION SETTLEMENT OFFER -- Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (d) The information set forth under "THE LITIGATION SETTLEMENT
OFFER -- Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOLICITATION OR RECOMMENDATION.

     (a) and (b) The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Position of Your General With Respect to the Offer" in the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Not Applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (b) Not applicable.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (d) Not Applicable.

ITEM 8.  ADDITIONAL INFORMATION.

     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 9.  EXHIBITS.

(a)(1) Offer to Purchase dated November 10, 2003 (incorporated by reference herein).
(a)(2) Letter of Transmittal and related Instructions (incorporated by reference herein).
(a)(3)   Letter from AIMCO OP to the Limited Partners of Fox
         Strategic Housing Income Partners (incorporated by reference herein).
(e)      Not applicable.
(g)      None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          FOX STRATEGIC HOUSING INCOME PARTNERS

                                          By: Fox Partners VIII
                                              General Partner

                                          By: Fox Capital Management Corporation
                                              Managing General Partner

                                          By:      /s/ PATRICK J. FOYE
                                            ------------------------------------
                                              Patrick J. Foye
                                              Executive Vice President

Dated: November 10, 2003